                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                  Integra, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value

                         (Title of Class of Securities)

                                  45811 M 10 5
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [_] Rule 13d-(c)
                                [x] Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          CUSIP NO. 45811 M 10 5                                  13G                                   PAGE 2 OF 15 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           (ENTITIES ONLY)

           Abbingdon Venture Partners Limited Partnership

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) |X|
                                                                                                            (b) |_|

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                     300,000
    REPORTING PERSON
           WITH

                             6     SHARED VOTING POWER

                                   0

                             7     SOLE DISPOSITIVE POWER

                                   300,000

                             8     SHARED DISPOSITIVE POWER

                                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     300,000

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                   [ ]



   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      2.87%

   12      TYPE OF REPORTING PERSON*

                                       PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!





          CUSIP NO. 45811 M 10 5                                  13G                                   PAGE 3 OF 15 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Abbingdon Venture Partners Limited Partnership-II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) [X]
                                                                                                            (b) [ ]

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                     100,000
    REPORTING PERSON
           WITH

                             6     SHARED VOTING POWER

                                   0

                             7     SOLE DISPOSITIVE POWER

                                   100,000

                             8     SHARED DISPOSITIVE POWER

                                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     100,000

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                   [ ]



   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      0.97%

   12      TYPE OF REPORTING PERSON*

                                       PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!




          CUSIP NO. 45811 M 10 5                                  13G                                   PAGE 4 OF 15 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           John H. Foster

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) |X|
                                                                                                            (b) |_|

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                              88,915
    REPORTING PERSON
           WITH

                             6     SHARED VOTING POWER

                                            432,566

                             7     SOLE DISPOSITIVE POWER

                                            88,915

                             8     SHARED DISPOSITIVE POWER

                                            432,566

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     521,481

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                    [ ]


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      4.94%

   12      TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!





          CUSIP NO. 45811 M 10 5                                  13G                                   PAGE 5 OF 15 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Timothy E. Foster

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) [x]
                                                                                                            (b) [ ]
    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

    NUMBER OF SHARES         5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                              30,221
    REPORTING PERSON
           WITH

                             6     SHARED VOTING POWER

                                            400,000

                            7     SOLE DISPOSITIVE POWER

                                            30,221

                             8     SHARED DISPOSITIVE POWER

                                            400,000

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     430,221


   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                   [ ]



   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      4.08%

   12      TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                      The name of the Issuer is Integra, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                      The principal executive offices of the Company are located at 1060 First Avenue, King of Prussia, Pennsylvania 19406.

Item 2(a).        Names of Persons Filing:

                      This statement is being filed by: (i) Abbingdon Venture Partners Limited Partnership ("Abbingdon-I"); (ii) Abbingdon Venture Partners Limited Partnership-II ("Abbingdon-II"); (iii) John H. Foster; and (iv) Timothy
E. Foster.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                      The address of the principal business office of Abbingdon-I, Abbingdon-II, John H. Foster and Timothy E. Foster is c/o Foster Management Company, 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2(c).        Citizenship:

                      Abbingdon-I is organized under the laws of the State of Connecticut. Abbingdon-II is organized under the laws of the State of Delaware. John H. Foster is a citizen of the United States. Timothy E. Foster is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

                      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is 45811 M 10 5.

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                   13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (1) Abbingdon-I:

                      (a) As of December 31, 1999, Abbingdon-I owned beneficially 300,000 shares of Common Stock, of which:

                           Abbingdon-I has the right to acquire 300,000 shares of Common Stock upon the conversion of immediately exercisable warrants to purchase Common Stock.

                      (b) The shares of Common Stock owned beneficially by Abbingdon-I represent approximately 2.87% of the issued and outstanding shares of Common Stock of the Company.

                      (c) Abbingdon-I has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                  (2) Abbingdon-II:

                      (a) As of December 31, 1999, Abbingdon-II owned beneficially 100,000 shares of Common Stock, of which:

                           Abbingdon-II has the right to acquire 100,000 shares
                  of Common Stock upon the conversion of immediately exercisable warrants to purchase Common Stock.

                      (b) The shares of Common Stock owned beneficially by Abbingdon-II represent approximately 0.97% of the issued and outstanding shares of Common Stock of the Company.

                      (c) Abbingdon-II has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                  (3) John H. Foster:

                      (a) As of December 31, 1999, John H. Foster owned beneficially 521,481 shares of Common Stock.

                      (b) The shares of Common Stock owned beneficially by Mr. John Foster represent approximately 4.94% of the issued and outstanding shares of Common Stock of the Company.

                      (c) Mr. John Foster has the sole power to vote or to direct the voting of 88,915 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 88,915 shares of Common Stock.

                      (d) Mr. John Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                           (i) 300,000 shares of Common Stock owned beneficially
                  by Abbingdon-I, a limited partnership of which BDC-III Partners, a general partnership of which Mr. John Foster is a general partner of certain intermediate partnerships, is general partner;



                           (ii)100,000 shares of Common Stock owned beneficially
                  by Abbingdon-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. John Foster is a general partner of certain intermediate partnerships, is general partner;

                           (iii) 20,600 shares of Common Stock owned
                  beneficially by The John H. Foster Foundation, a charitable foundation, of which Mr. Foster is a director; and

                           (iv) 11,966 shares of Common Stock owned beneficially
                  by the Trust u/w Virginia C. Foster, of which Mr. Foster is a trustee.

                  (4) Timothy E. Foster:

                      (a) As of December 31, 1999, Timothy E. Foster owned beneficially 430,221 shares of Common Stock.

                      (b) The shares of Common Stock owned beneficially by Mr. Timothy Foster represent approximately 4.08% of the issued and outstanding shares of Common Stock of the Company.

                      (c) Mr. Timothy Foster has the sole power to vote or to direct the voting of 30,221 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 30,221 shares of Common Stock.

                      (d) Mr. Timothy Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                           (i) 300,000 shares of Common Stock owned beneficially
                  by Abbingdon-I, a limited partnership of which BDC-III Partners, a general partnership of which Mr. Timothy Foster is a general partner of certain intermediate partnerships, is general partner;

                           (ii)100,000 shares of Common Stock owned beneficially
                  by Abbingdon-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Timothy Foster is a general partner of certain intermediate partnerships, is general partner;

Item 5.           Ownership of Five Percent or Less of a Class.

                  As of September 10, 1999, the reporting persons constituting the members of the Group ceased to be the beneficial owners of at least five percent (5%) of the Common Stock of the Company.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

The members of the Group filing this statement are Abbingdon Venture Partners Limited Partnership, Abbingdon Venture Partners Limited Partnership-II, John H. Foster and Timothy E. Foster.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

Signature


                      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 11, 2000

                       ABBINGDON VENTURE PARTNERS LIMITED
                       PARTNERSHIP


                       By:  BDC-III Partners, General
                              Partner


                       By: /s/ Robert A. Ouimette
                       --------------------------
                       Name:   Robert A. Ouimette,
                               as attorney-in-fact for John H. Foster
                               (on behalf of General Partner),
                               pursuant to a power of attorney dated
                               February 12, 1993 (previously filed,
                               copy attached)


                       ABBINGDON VENTURE PARTNERS
                       LIMITED PARTNERSHIP-II


                       By:  Abbingdon-II Partners,
                       --------------------------
                            General Partner


                       By:      /s/ Robert A. Ouimette
                       --------------------------
                       Name:    Robert A. Ouimette,
                                as attorney-in-fact for John H. Foster
                                (on behalf of General Partner),
                                pursuant to a power of attorney dated
                                February 12, 1993 (previously filed,
                                copy attached)

                       By:      /s/ Robert A. Ouimette
                       --------------------------
                       Name:    Robert A. Ouimette,
                                as attorney-in-fact for John H.
                                Foster, pursuant to a power of
                                attorney dated February 12, 1993
                                (previously filed, copy attached)





                                 /s/ Timothy E. Foster
                                --------------------------
                                Name:  Timothy E. Foster




                                INDEX TO EXHIBITS


Exhibit                                                                              Sequential
 Number                      Description                                                Page
-------                      -----------                                                ----
Exhibit A                    Joint Filing Agreement dated as of February 11, 2000
                             by and among Abbingdon Venture Partners Limited
                             Partnership, Abbingdon Venture Partners Limited
                             Partnership-II, John H. Foster and Timothy E. Foster.

